EXHIBIT 21

SUBSIDIARIES LIST

     Set forth below is information with respect to Smart & Final Inc. and its subsidiaries, along with the respective states or countries of incorporation.  Unless otherwise noted, each subsidiary is wholly owned.

Name	State or Country of Incorporation

Smart & Final Inc.	Delaware

FoodServiceSpecialists.com,Inc.	Oregon

Smart & Final Stores Corporation	California

Smart & Final de Mexico, S.A. de C. V.	Mexico

Smart & Final del Noroeste, S.A. de C. V.*	Mexico

Smart & Final Oregon, Inc.	Oregon

Casino Frozen Foods, Inc.	California

American Foodservice Distributors, Inc.	California

Port Stockton Food Distributors, Inc.	California

AmeriFoods Trading Company	Florida

Henry Lee Company	Florida

Henry Lee Exports Corp.	Florida

Okun Produce Company	Florida

H L Holding Corporation	Nevada

*     Smart & Final del Noroeste, S.A. de C.V. is a 50% owned subsidiary of Smart & Final de Mexico, S.A. de C. V.
Revised 2/10/03